UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stardust Power Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

854936101

(CUSIP Number)

Pablo Cortegoso

Chief Technical Officer

Stardust Power Inc.

6608 N. Western Avenue, Suite 466

Nichols Hills, OK 73116

800-742-3095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 854936101

1.	Names of Reporting Persons Pablo Cortegoso
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,602,239
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,602,239
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,602,239
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.85%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	This percentage is calculated based on the 46,736,650 shares of Common Stock outstanding as of the Closing (as defined herein) on July 8, 2024, as reported in the Current Report (as defined herein).

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock (“Common Stock”), of Stardust Power Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 6608 N. Western Ave, Suite 466 Nichols Hills, OK 73116. Prior to the Closing (as defined herein), the Issuer was known as Global Partner Acquisition Corp II (“GPAC II”).

Item 2. Identity and Background

(a)-(c),	(f)
	(a)	This Schedule 13D is filed by Pablo Cortegoso, referred to herein as the “Reporting Person.”
	(b)	The principal business address of the Reporting Person is 15 E. Putnam Ave, #139, Greenwich, CT 06830.
(c),	(f)	The Reporting Person is a citizen of the United States and serves as Chief Technical Officer of the Issuer.

(d)-(e)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed by the Issuer, including in the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 12, 2024 (the “Current Report”), on July 8, 2024 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Closing”) pursuant to the Business Combination Agreement, dated November 21, 2023 (as amended, the “Business Combination Agreement”), by and among GPAC II, Strike Merger Sub I, Inc. a Delaware corporation and direct wholly owned subsidiary of GPAC II (“First Merger Sub”), Strike Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of GPAC II (“Second Merger Sub”), and Stardust Power Inc., a Delaware corporation ( “Stardust Power”), pursuant to which (i) First Merger Sub merged with and into Stardust Power, with Stardust Power being the surviving company in the merger (the “First Merger”) and, (ii) immediately following the First Merger, and as part of the same overall transaction as the First Merger, Stardust Power merged with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving company of the Second Merger, and continuing as a direct, wholly-owned subsidiary of GPAC II. GPAC II changed its name to “Stardust Power Inc.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, each share of common stock of Stardust Power, issued and outstanding immediately prior to the effective time of the First Merger, other than any cancelled shares and dissenting shares, were converted into the right to receive the number of shares of GPAC II common stock described in the Business Combination Agreement. As a result, in connection with the Closing, the Reporting Person became the beneficial owner of 4,602,239 shares of Common Stock.

Item 4. Purpose of Transaction.

The responses to Item 3 and 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes. The Reporting Person expects to continuously assess his investment in the Issuer and, depending on his evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein, the Reporting Person may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of his holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in the instructions to Item 4 of Schedule 13D.

The Reporting Person serves as Chief Technical Officer. In such capacity, the Reporting Person expects to engage in communications with the Board of Directors of the Issuer, other members of management, other stockholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Chief Technical Officer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a, b)	As of the date hereof, the Reporting Person directly beneficially owns 4,602,239 shares of Common Stock, which represents approximately 9.85% of the shares of Common Stock outstanding. As a result, the Reporting Person possesses approximately 9.85% of the total voting power of the outstanding Common Stock. The response to Item 3 is incorporated by reference herein.

The Reporting Person has sole power to vote and sole power to dispose of the 4,602,239 shares of Common Stock.

The beneficial ownership percentage of the Reporting Person set forth above is calculated based on 46,736,650 shares of Common Stock outstanding immediately after the Closing on July 8, 2024, as reported in the Current Report.

(c)	The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Person during the past 60 days.

(d)	No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

On the Closing Date, the Company, Global Partner Sponsor II LLC (the “Sponsor”) and certain equity holders of Stardust Power, including the Reporting Person, entered into an Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties thereto were granted customary registration rights with respect to shares of Common Stock. Pursuant to the Amended and Restated Registration Rights Agreement, the Company agreed to file (at the Company’s sole cost and expense) a shelf registration statement with the SEC registering the resale of certain shares of Common Stock from time to time, and the Company shall use commercially reasonable efforts to have such resale registration statement declared effective after the Closing in accordance with the Amended and Restated Registration Rights Agreement. Certain of the equity holders party to the Amended and Restated Registration Rights Agreement are also entitled to customary piggyback rights and may demand underwritten offerings, including block trades, of their registrable securities by the Company from time to time.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement and Arrangements

On the Closing Date, the Sponsor and certain stockholders of the Issuer, including the Reporting Person, entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the certain stockholders, including the Reporting Person, and the Sponsor are subject to lock-up arrangements on their equity securities of the Company pursuant to which, without the prior written consent of the Company, during the period commencing on the Closing Date and with respect to the stockholders, ending on the date that is 180 days after the Closing Date, such parties will not (1) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, voluntarily or involuntarily, such shares or other equity securities (the “Lock-Up Securities”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock, in cash or otherwise. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliate transfers, certain open market transfers and transfers upon death or by will. The lock-up restrictions for the Sponsor will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of Common Stock reaching certain thresholds.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Indemnification Agreements

On the Closing Date, the Company entered into separate indemnification agreements with all of its directors and officers, including the Reporting Person. These indemnification agreements require the Issuer to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or any other company or enterprise to which the person provides services at the Issuer’s request.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the form of indemnification agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Registration Rights Agreement, dated July 8, 2024, by and among the Issuer, the Reporting Person, Global Partner Sponsor II LLC, and certain security holders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2024).

Exhibit 2	Form of Lock-Up Agreement by and among Global Partner Acquisition Corp II and certain of the Issuer’s stockholders, including the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2024).

Exhibit 3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2024

Pablo Cortegoso

/s/ Pablo Cortegoso